FPL Group

[Graphic Omitted]


                                                                       Entergy

[Graphic Omitted]



                         Combined Company Statistics



                                FPL Group                Entergy
As of 12/31/99


Revenues                        $6.4 billion             $8.8 billion

Net income                      $681* million            $552 million

Operating cash flow             $1.6 billion             $1.3 billion

Net debt to total book capital  40%                      42%


Shares outstanding              170 million**            223.5 million
As of 06/30/00


Market capitalization           $9.4 billion             $7.0 billion


Generating capacity
  Utility operations            16,444 MW                22,662 MW
  Wholesale operations           4,165 MW                 5,633 MW


Retail customers                3.8 million              2.5 million


Employees                       11,350                   12,214


Utility operations              Florida Power & Light    Entergy Arkansas
                                                         Entergy Gulf States
                                                         Entergy Louisiana
                                                         Entergy Mississippi
                                                         Entergy New Orleans


Key non-utility operations      FPL Energy:              Entergy Wholesale
                                independent power        Operations:
                                generation               power development and
                                                         wholesale energy
                                                         marketing

                                FPL FiberNet:            Entergy Nuclear:
                                fiber optic network      generation,
                                in Florida               decommissioning,
                                                         other operations

                                                         Entergy-Koch L.P.:
                                                         energy marketing,
                                                         trading, transportation
                                                         (pending)

* Excludes non-recurring

** Net of unallocated ESOP shares